

June 14, 2013

Via E-mail
A. Peter Harwich
Allen & Ovary LLP
1221 Avenue of the Americas
New York, New York 10020

> **Re: D.E Master Blenders 1753 N.V.**
> **Schedule 14D-9 filed June 6, 2013**
> **Schedule 14D-9Cs filed May 16, May 17, June 6, and June 12, 2013**
> **File No. 5-86899**

Dear Mr. Harwich:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filings. Our comments follow. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filings, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9 – Exhibit (a)(2)

Position Statement – Cover Page

1. Refer to the first paragraph on page 2. The choice of forum and choice of law provisions in this section appear to be inconsistent with the anti-waiver provisions of the U.S. federal securities laws. Please revise.

Decision-Making Process by the Board Page 4

2. Refer to the disclosure in the middle of page 5. Describe in further detail the discussions in October 2012 between representatives of JAB and DEMB concerning the release of

information about the increase in JAB's ownership stake above 15%. Explain why JAB would have a say in how DEMB communicated this information to the market. Elaborate on what you mean by the Board's concerns that DEMB "came into play on improper grounds and on the basis of inaccurate assumptions." Explain how your public disclosure at the time addressed this concern and what role JAB played in determining its content.

<u>The Board's financial assessment of the offer Page 10</u>

3. Specifically state whether the Board recommends acceptance or rejection of the tender offer. See Rule 14e-2 of Regulation 14E.

4. Disclose the forecasts used to calculate the enterprise value and equity value for DEMB presented in the last two bullet points on page 10 and referenced in footnote 2 on that page. If they are included in the projections on page 18, please clarify.

5. Refer to the last bullet point on page 11. Briefly describe the "market conform thresholds" which, if met, allow the possibility of a competing offer. It is unclear whether these are described under "Certain Arrangements" on page 14.

<u>Prospective Financial Information Page 18</u>

6. Summarize the "certain key assumptions" referenced at the top of page 18. Include a description of any limitations on the projected financial information on that page.

<u>Fairness Opinions of Lazard and Goldman Sachs, Pages 27 and 34</u>

7. The disclosure in both sections indicates that management of DEMB provided Lazard and Goldman Sachs with projected financial information which was used by the fairness advisors their analyses and conclusions with respect to the value of DEMB ordinary shares. Please clarify whether all of the financial forecasts and projected provided to Lazard and Goldman Sachs are disclosed on page 18. If not, please summarize them, along with the underlying assumptions and limitations. .

<u>Closing Information</u>

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions